paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

02 December 2009

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th November 2009.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Holding(s) in Company	05 November 2009	05 November 2009	DTR5.8.12
2.	Regulatory Announcement – Blocklisting Interim Review	25 November 2009	25 November 2009	LR3.5.6
3.	Regulatory Announcement – Final Results	24 November 2009	24 November 2009	LR9.7.1 / LR9.7.2

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	09:48 05-Nov-2009
Number	0192C09

RNS Number : 0192C
Paragon Group Of Companies PLC
05 November 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**The Paragon Group of Companies PLC**
2 Reason for the notification (please tick the appropriate box or boxes):	

An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	**JPMorgan Asset Management Holdings Inc.**
4. Full name of shareholder(s) (if different from 3.):[iv]	**JPMorgan Asset Management (UK) Limited**
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	**02 November 2009**
6. Date on which issuer notified:	**04 November 2009**
7. Threshold(s) that is/are crossed or reached: [vi, vii]	**5% downwards**

8. Notified details:

A: Voting rights attached to shares [viii, ix]							
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB00B2NGPM57	15,283,505	15,283,505			14,721,365		4.93%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
14,721,365	**4.93%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
Total disclosable holding for JPMorgan Asset Management Holdings Inc : 14,721,365 (4.93%) **JPMorgan Asset Management (UK) Limited: 14,721,365 (4.93%)**	
Proxy Voting:	
10. Name of the proxy holder:	**N/A**
11. Number of voting rights proxy holder will cease to hold:	**N/A**
12. Date on which proxy holder will cease to hold voting rights:	**N/A**
	N/A

13. Additional information:	
14. Contact name:	**John G. Gemmell** **Group Company Secretary**
15. Contact telephone number:	**0121 712 2075**

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	13:04 25-Nov-2009
Number	0720D13

RNS Number : 0720D
Paragon Group Of Companies PLC
25 November 2009

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/05/09 To 24/11/09

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

41,204 ORDINARY SHARES OF £1 EACH

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

41,204 ORDINARY SHARES OF £1 EACH

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

920,640 Ordinary Shares of 10p each on 29/11/2000
637,722 Ordinary Shares of 10p each on 27/06/2006
363,019 Ordinary Shares of 10p each on 23/08/2007

THE COMPANY'S SHARES WERE CONSOLIDATED ON A 1 FOR 10 BASIS ON 28/01/2008.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

299,159,605	Gross
298,490,705	Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Final Results
Released	07:00 24-Nov-2009
Number	9624C07

RNS Number : 9624C
Paragon Group Of Companies PLC
24 November 2009

Under embargo until Stock Exchange announcement: 7am, Tuesday 24 November 2009

PARAGON STRENGTHENS ITS POSITION

The Paragon Group of Companies PLC ("Paragon"), the specialist buy-to-let and consumer finance lender, today announces its results for the year ended 30 September 2009.

Highlights

Financial Performance

- Profit before tax of £54.3 million (2008:£53.7 million)
- Strong arrears performance significantly better than industry average
- Redemption rates low, margins improving
- Final dividend at 2.2p per share (2008: 2.0p per share)
- Shareholders' funds £650.8 million (2008: £621.5 million)
- Net asset value 221p per share (2008: 209p per share)

Strategic development

- £37.7 million Group debt acquired for £19.3 million consideration
- Second mortgage portfolio acquired
- £1.07 billion of loans under management for third parties
- Services to private rented sector continue to develop

Capital and funding

- £9.3 billion portfolio match-funded to maturity
- Strong cash position and positive cash flow, with free cash standing at £84.0 million (2008: £73.2 million)

Commenting on the results, Nigel Terrington, Chief Executive of Paragon, said:

"In a year which has seen a deep UK recession and continuing turmoil in credit and banking markets, the Group has fared well, significantly strengthening its position at a time when many of its competitors have failed. The Group enters the new financial year well capitalised, with the loan portfolio match funded to maturity, no debt maturing until 2017 and a strong cash position.

We will continue to manage the book carefully to protect embedded value for shareholders, and to look for new business opportunities to supplement growth as we have during 2009. Whilst these are early days, recent improvements in funding markets will encourage us to look more confidently to reinstating the funding programme to support new lending going forward."

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 0121 712 2024

Fishburn Hedges
Andy Berry
Tel: 020 7544 3044
Mobile: 07767 374421

Jane Padgham
Tel: 020 7544 3061
Mobile: 07990 571 366

Michelle James
Tel: 020 7544 3056
Mobile: 07958 451 446

The Paragon Group of Companies PLC

MANAGEMENT REPORT

In a year which has seen a deep UK recession and continuing turmoil in credit and banking markets, the Group has fared well and emerged strongly as a result of a business strategy established well before the current crisis took hold: a match funded, fully securitised book; a high credit quality loan portfolio; and strong operational management.

During the year ended 30 September 2009 the Group earned a profit of £54.3 million before taxation and after exceptional gains on debt repurchase and the charges for impairment and losses on fair valued hedge instruments (2008: £53.7 million). Underlying profit, before exceptional and fair value items, was £45.3 million for the year (2008: £66.9 million).

Earnings per share were 13.9p (2008: 17.9p), the reduction from last year resulting from the inclusion for the entire period of the increase in share capital from the rights issue in February 2008.

During the year the Group's activities have been managed in accordance with three clear strategic objectives: the protection of the embedded value of the business by close management of the loan portfolio; the development of new sources of recurring income using the skills and resources of the business; and positioning the business to enable new lending to recommence when funding capacity returns to the market at commercial terms.

Good progress has been made in all three areas during the year. The loan portfolio has continued to perform well,

the business having been quick to react to the changing environment to ensure optimal performance of the book. Following a sharp, industry-wide increase in first mortgage arrears rates in the final quarter of 2008, arrears reduced over the second half of the financial year, the peak in impairments having arisen in the first half of the year. New sources of income have been created, including third party servicing, portfolio acquisition and ancillary business developments. The past six months have also seen significant improvements in wholesale funding markets, with funding spreads having tightened sufficiently to allow the reopening of the residential mortgage backed securities market, first by Lloyds Banking Group and then by Nationwide Building Society. Whilst these are early days in the recovery of the securitisation market, these developments are positive.

Cash generation from the Group's vehicle companies has remained strong over the period, with free cash balances increasing to £84.0 million at 30 September 2009 from £73.2 million a year earlier.

In view of the stable funding position for the existing portfolio, the associated strong operational cash flow and in line with the progressive dividend policy outlined last year, the Board has declared a final dividend of 2.2p per share (2008: 2.0p) which, when added to the interim dividend of 1.1p, gives a total dividend of 3.3p per share for the year (2008: 3.0p). Subject to approval at the Annual General Meeting on 11 February 2010, the dividend will be paid on 15 February 2010, by reference to a record date of 15 January 2010.

FINANCIAL REVIEW
CONSOLIDATED RESULTS
For the year ended 30 September 2009

	2009 £m	2008 £m
Interest receivable	508.2	820.9
Interest payable and similar charges	(373.4)	(680.5)
Net interest income	134.8	140.4
Share of result of associate	-	(0.5)
Other operating income	16.0	27.0
Total operating income	150.8	166.9
Underlying operating expenses	(39.3)	(37.8)
Provisions for losses	(66.2)	(62.2)
Underlying profit	45.3	66.9
Exceptional costs	-	(7.8)
Gains on debt repurchases	18.4	-
Impairment of goodwill	(6.0)	-
Fair value net (losses)	(3.4)	(5.4)
Operating profit being profit on ordinary activities before taxation	54.3	53.7
Tax charge on profit on ordinary activities	(13.2)	(16.6)
Profit on ordinary activities after taxation	41.1	37.1
Dividend - Rate per share for the year	3.3p	3.0p

Basic earnings per share	13.9p	17.9p
Diluted earnings per share	13.7p	17.9p

The Group is organised into two major operating divisions: First Mortgages, which includes the buy-to-let and owner-occupied first mortgage assets and other sources of income derived from first charge mortgages; and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loan book. These divisions are the basis on which the Group reports primary segmental information.

The underlying operating profits of these business segments are detailed fully in note 20 to the financial information and are summarised below.

	2009 £m	2008 £m
Underlying operating profit		
First Mortgages	44.7	62.3
Consumer Finance	0.6	4.6
	45.3	66.9

Net interest income decreased by 4.0% to £134.8 million from £140.4 million in the previous year, reflecting the negative effects of the reduced size of the book, which was 7.3% lower from 30 September 2008 to 30 September 2009 and the lower level of interest earned on cash balances as LIBOR rates reduced significantly over the year, partially offset by the improvement in margins over the year. At 30 September 2009, 94.1% (2008:

93.7%) of the Group's loan assets were first mortgages.

Other operating income was £16.0 million for the year, compared with £27.0 million in 2008, the reduction reflecting the lower levels of commissions and fees associated with reduced lending activity.

Operating expenses during the year were 4.0% higher at £39.3 million (2008: £37.8 million). The increase has been caused by the consolidation of the full operating costs of The Business Mortgage Company Limited ("TBMC") since December, the recruitment of around 50 staff for the third party loan servicing business and further staff rationalisation. The cost:income ratio was 26.1% for the year, compared with 22.6% for the previous year (note 19) reflecting both the reduction in book size and the costs associated with servicing related income, where the cost:income ratio is higher than for lending activities.

Provisions for losses of £66.2 million include an exceptional charge of £0.3 million related to rationalisation of excess office space. The charge for impairment provisions of £65.9 million compares with £62.2 million for 2008, with the charge for the second half of the year, at £27.2 million, considerably lower than the first half charge of £38.7 million. For the Consumer Finance segment, the reduction in the second half charge for impairment was a principal factor in reversing a first half loss in these businesses. The loan books continue to be carefully managed and credit performance remains in line with our expectations.

Gains on debt repurchases were £18.4 million (2008: £nil) and these are reported on under Strategic Developments, below.

As a result of yield curve movements during the period, hedging instrument fair value net losses of £3.4 million (2008: £5.4 million losses), which do not affect cash flow, have arisen from the IFRS requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements should be credited or charged to income and expense. Any ineffectiveness arising from differences between the fair value movements of hedging instruments and the fair value movements of the hedged assets or liabilities is expected to trend to zero over time.

During 2007 the Group acquired a 33% interest in the equity of TBMC, a mortgage broker, as part of a transaction in which the Company supported the purchase of TBMC by its management, providing facilities of £15.75 million. TBMC was treated as an associate in previous financial statements of the Group. The downturn in market activity during 2008, most notably after the collapse of Lehman Brothers, affected business volumes of TBMC and in order to secure the future of this strategically important business channel the Group agreed to restructure payments on its loan to TBMC, acquiring the remaining 67% interest in the equity of TBMC on 17 December 2008 for nil consideration.

In accordance with International Financial Reporting Standards we have completed the attribution of values to individual intangible assets and goodwill acquired, attributing £8.2 million to intangible assets. The remaining element, being £7.6 million, is goodwill and relates to the income stream expected from the range of small, independent brokers referring cases to TBMC in future years. Whilst we remain confident as to the long-term prospects for the buy-to-let sector, uncertainties exist over the pace of recovery in volumes for smaller,

independent brokerages as the mortgage market recovers and lenders prefer to lend directly or to utilise larger network brokerages. We have therefore taken a conservative view of the likely revenue generation from that source and have written down the remaining goodwill on acquisition by £6.0 million to £1.6 million.

Corporation tax has been charged at an effective tax rate of 24.3%, compared to 30.9% last year, the reduction relating to adjustments for prior year items.

Profits after taxation of £41.1 million (2008: £37.1 million) have been transferred to shareholders' funds, which totalled £650.8 million at the year-end (2008: £621.5 million), representing 221p per share (2008: 209p per share) (note 21).

BUSINESS REVIEW AND STRATEGY

NEW BUSINESS VOLUMES

Year ended 30 September 2009

	2009 £m	2008 £m	2009 Number	2008 Number
First Mortgages				
Buy-to-let	25.2	903.9	487	7,249
Other	-	-	-	-
	25.2	903.9	487	7,249
Consumer Finance				

Secured lending	60.4	185.0	2,119	7,510
Car Finance	-	8.4	-	461
Retail Finance	-	28.7	-	17,038
	60.4	222.1	2,119	25,009
	85.6	1,126.0	2,606	32,258

FIRST MORTGAGES

At 30 September 2009, the buy-to-let portfolio was £8,585.0 million, compared with £9,196.9 million a year earlier. New business origination by the Group's buy-to-let brands, Paragon Mortgages and Mortgage Trust, has been restricted since the end of February 2008 and is currently limited to further advances to existing borrowers where there is adequate equity in the property. Further advance lending is fully re-underwritten and, apart from generating additional income, has a strong retentive impact.

Aggregate completions were £25.2 million for the year ended 30 September 2009, compared with £903.9 million for the previous year.

The performance of the buy-to-let portfolio has remained superior to comparable industry data throughout the year, reflecting both the prudent credit approach adopted on origination of the mortgages and the management of the portfolios during the year. Arrears peaked in the spring and fell steadily throughout the second half of the financial year. At 30 September 2009, 1.54% of accounts were more than 3 months in arrears (2008: 0.53%)

compared to 3.23% reported by the Council of Mortgage Lenders ("CML") for all buy-to-let lenders (2008: 1.71%) and 2.40% for all first mortgage loans covered by the CML data (2008: 1.44%).

Landlords have benefited considerably from the reduction in interest rates during the year, Paragon's variable mortgage rate charges at 30 September 2009 being less than one-third of the rate a year earlier, against which rents held up well. Tenant demand has remained strong as a result of uncertainty over the future course of house prices and the shortage of finance available for first time buyers. Whilst this has been balanced out in some areas as a result of an increase in supply delivered by reluctant landlords who have struggled to sell and builders bringing unsold properties into the private rented sector, the margin between rents and mortgage costs has improved considerably for most landlords. As a result, fewer landlords are falling into payment difficulties.

Where landlords fall into arrears, the management of these cases is materially different than for regular mortgages. In the early stages of the process a satisfactory accommodation with the landlord is sought, the objective being to return the mortgage to a normal performing profile as soon as possible whilst recognising the difficulties the landlord has experienced. Where a satisfactory arrangement cannot be reached, the property is usually placed with a receiver of rent under the Law of Property Act provisions. This is important not only to protect the value of the property and therefore to minimise the possibility of loss, but also to protect the position of the tenant. Paragon's range of in-house skills, including those of the team of surveyors, field managers and the credit and legal teams has left the Group uniquely well placed amongst buy-to-let lenders in managing this process. The result has been strong monthly cash flow from the portfolio of properties where a receiver is appointed, increasing to £1m by the

close of the year, with 91% of the properties let that are currently available to let and an interest coverage ratio across the let portfolio of 169.8%.

The redemption rate of the buy-to-let book fell to 7.1% for the year (2008: 18.1%), with a significant reduction in the second half to an annualised rate of 2.8%. This low level of redemption activity, which is beneficial to the embedded value of the Group's loan book and to cash generation, is driven by a number of factors: landlords, experiencing good rental demand, are earning improved margins and perceive no motivation to sell when the housing market is weak; most Paragon borrowers are on LIBOR linked rates with margins of 1.5% to 2.0% which are highly competitive in the current lending climate; and the limited competitive product offerings available in the current environment for refinance are generally subject to restrictive criteria. The Group continues to offer fixed rate products for existing customers who prefer the certainty afforded by such arrangements.

The Group does not expect a material increase in competition in the buy-to-let market for some time and therefore redemption rates are expected to remain low for the foreseeable future. With demand for private rented property expected to remain high, an increase in unsatisfied mortgage demand, particularly from professional landlords, is anticipated going forward.

Owner-occupied book

The owner-occupied book reduced to £179.3 million from £221.8 million during the year ended 30 September

2009 and performed in line with the Group's expectations. Save for the management of this book in run-off, there has been little activity in recent years in this area as the Group has focused on other lending markets.

CONSUMER FINANCE

Total loan advances by the consumer finance businesses were £60.4 million during the year (all of which was secured personal finance), compared with £222.1 million in the previous year. As at 30 September 2009, the total loans outstanding on the Consumer Finance books were £550.0 million, compared with £634.5 million at 30 September 2008, the reduction arising principally from the withdrawal of products from the sales aid finance division in February 2008.

During the period the second charge market has been adversely affected by lack of funding. Many lenders have withdrawn from the market, which enabled the Group to focus lending on lower loan to value business until April 2009, when the funding available within the securitisation structures ended. Since then, a small amount of further advances activity to existing customers has remained.

Arrears on the secured loan book have increased over the year, with the number of accounts more than two months in arrears rising from 4.61% at 30 September 2008 to 7.94% at the year end, reflecting both the effects of economic conditions on borrower performance and the contraction in the size of the portfolio during the year. The arrears performance compares favourably with the industry data recorded by the Finance & Leasing Association ("FLA") of 19.8% (2008: 12.8%).

REGULATION

The FSA's recent Mortgage Market Review consultation paper was broadly in line with expectations. The extent to which the buy-to-let and second charge mortgage markets should become subject to regulation by the FSA will now be considered by HM Treasury, with further details expected shortly. Furthermore, the FSA's application of prudential supervision to the non-bank sector is likely to be the subject of consultation in due course.

We shall maintain an active dialogue with the FSA and HM Treasury as the process of consultation develops.

STRATEGIC DEVELOPMENTS

Last year we reported on the specific areas of strategic focus for the generation of new sources of income to enhance shareholder value, these being the acquisition of loan portfolios, the expansion of products and services for existing customers and servicing third party loan portfolios. Good progress has been made in these areas.

- In August 2009 we acquired a small portfolio of second charge loans. We continue to believe that there are a number of portfolios owned by banks and other financial institutions which will, over time, be sold and we will continue to pursue opportunities in this area.

- We have developed the range of services we offer to the private rented sector under our "Redbrick" brand. These have included the provision of: energy performance certificates; survey and valuation services; specialist insurance services for landlords; tenant credit checks and assessments for letting agents and landlords. We are currently exploring the opportunity to bring these services together into a coordinated strategy for the provision of property services to the wider lettings market.
- During the course of the year the Group entered into a number of third party loan servicing contracts and now has £1.07 billion of loans under management for third parties. Discussions regarding other third party initiatives continue at various stages of negotiation.

These activities have contributed modestly to the Group's operating profit for the year, but together they are expected to contribute in excess of £3.5 million in the next financial year.

In addition, we purchased £27.7 million nominal value of A-rated, AA-rated and AAA-rated securities from Paragon's securitisation programme at a cost of £13.6 million and £10 million nominal of the Company's subordinated bond at a cost of £5.3 million, creating an exceptional profit of £18.4 million after deducting related costs. In addition to the capital gain, these purchases will also reduce future interest expense. At current interest rates the net interest saving will amount to approximately £0.9 million during 2010, which will increase if interest rates rise. Further purchases will be considered in future, dependent on pricing and availability.

FUNDING

The Group continues to finance buy-to-let and secured consumer finance further advances through its current securitisation arrangements.

Significant progress has been seen in the securitisation markets in recent months, with credit spreads having tightened to a level where residential mortgage backed security issuance has once again become a reasonable source of term financing for a number of financial institutions. Whilst current new issuance costs appear expensive compared to the pricing levels prevailing prior to the credit crunch, when compared to current mortgage pricing they now provide a reasonable net margin for the lender. However, to date the issuing institutions have only funded seasoned loans, in effect to lengthen the maturity of their liabilities.

We are monitoring developments in the securitisation markets carefully as we look for appropriate market conditions to support new Paragon issuance.

CAPITAL MANAGEMENT

Free cash flow, generated by the special purpose vehicles, has been strong during the year, leading to an increase in free cash balances to £84.0 million (30 September 2008: £73.2 million). These balances, together with net cash receipts going forward, will serve as core capital to support future lending initiatives.

Consistent with our aim to follow a progressive dividend policy, the Company has declared a final dividend for the

year of 2.2p per share which, when added to the interim dividend, makes a total dividend of 3.3p per share. The Company will keep under review the appropriate level of capital for the business as the current economic cycle progresses and will maintain sufficient cash flow to enable the Group to meet its operational requirements and strategic development objectives.

We will be proposing at the forthcoming Annual General Meeting a special resolution seeking authority from shareholders for the Company to purchase up to 29.9 million of its own shares. It is customary for companies to seek such authority but we would not expect to utilise the authority unless, in the light of market conditions prevailing at the time, we consider that to do so would enhance earnings per share and would be in the best interests of shareholders generally. The Board has no current intention of using this authority.

BOARD OF DIRECTORS

On 25 February 2009 the Board was pleased to announce the appointment of Alan Fletcher as a non-executive director. Alan Fletcher has considerable experience in financial services, including pension fund trusteeship and investment fund management. He was Chairman of Neville James Holdings prior to its acquisition by Challenger International of Australia, following which he was Sales and Marketing Director of Challenger Group Services and a director of Challenger Life (UK) from 2002 to 2003. Since 2000 he has been non-executive Chairman of Hyperama plc and, since 2003, Chairman of Fresh Professional Development Limited, which specialises in delivering financial and business skills courses to the legal sector. In 2007 he was elected to the General Synod of

the Church of England and in 2009 was elected to the Pensions Board of the Church of England.

In November 2008 we announced that, as a result of a restructuring of Board responsibilities, the role of Chief Operating Officer had been removed with the consequential loss of Pawan Pandya from the Company. Pawan was a loyal and committed member of the team and we thank him for his considerable contribution over his many years of service.

In February 2009 David Beever, a non executive director, retired from the Board. We thank David for his help and support over the years of his association with the Company.

OUTLOOK

The Group has significantly strengthened its position during the year and enters the new financial year well capitalised, with shareholders' funds of £650.8 million, the loan portfolio match funded to maturity, no debt maturing until 2017 and a strong cash position. We have remained profitable in a year when many of our competitors have failed, retaining a highly competent management team that has dealt effectively and successfully with the difficult economic and trading conditions encountered in recent years. Whilst recovery from the recession is likely to be slow, with UK unemployment likely to continue to rise and the possibility of further reversals occurring in the housing market, the Group has strong foundations to underpin future growth and we are ready to face with confidence the challenges in advancing the Group's prospects to add further value for shareholders.

We will continue to manage the book carefully to protect embedded value for shareholders, and to look for new business opportunities to supplement growth as we have during 2009. Whilst these are early days, recent improvements in funding markets will encourage us to look more confidently to reinstating the funding programme to support new lending going forward.

24 November 2009

The Paragon Group of Companies PLC

CONSOLIDATED INCOME STATEMENT
For the year ended 30 September 2009

	Notes	2009 £m	2009 £m	2008 £m	2008 £m
Interest receivable			508.2		820.9
Interest payable and similar charges			(373.4)		(680.5)
Net interest income			134.8		140.4
Share of results of associate			-		(0.5)
Other operating income			16.0		27.0
Total operating income			150.8		166.9

Operating expenses

Underlying operating expenses		(39.3)		(37.8)	
Exceptional operating expenses	5	-		(7.8)	
Total operating expenses			(39.3)		(45.6)
Provisions for losses			(66.2)		(62.2)
Operating profit before gains and fair value items			45.3		59.1
Gains on debt repurchase			18.4		-
Impairment of goodwill			(6.0)		-
Fair value net (losses)	6		(3.4)		(5.4)
Operating profit being profit on ordinary activities before taxation			54.3		53.7
Tax charge on profit on ordinary activities			(13.2)		(16.6)
Profit on ordinary activities after taxation for the financial year			41.1		37.1

	Notes	**2009**	**2008**
Earnings per share			
- basic	7	13.9p	17.9p
- diluted	7	13.7p	17.9p

The results for the current and preceding years relate entirely to continuing operations.

The Paragon Group of Companies PLC

CONSOLIDATED BALANCE SHEET
30 September 2009

	Notes	2009 £m	2009 £m	2008 £m	2008 £m
Assets employed					
Non-current assets					
Intangible assets		9.6		0.4	
Property, plant and equipment		13.5		18.5	
Interest in associate		-		-	
Financial assets	8	10,640.8		10,647.6	
Deferred tax asset		2.8		10.3	
			10,666.7		10,676.8
Current assets					
Current tax assets		1.7		-	
Other receivables		5.5		6.6	
Cash and cash equivalents	10	480.4		826.3	
			487.6		832.9
Total assets			11,154.3		11,509.7
Financed by					
Equity shareholders' funds					
Called-up share capital	11		299.1		299.1
Reserves	12		408.4		378.7
Share capital and reserves			707.5		677.8

	Note				
Own shares			(56.7)		(56.3)
Total equity			650.8		621.5
Current liabilities					
Financial liabilities	14	1.1		0.9	
Current tax liabilities		-		6.3	
Provisions		0.5		0.3	
Other liabilities		30.4		79.4	
			32.0		86.9
Non-current liabilities					
Financial liabilities	14	10,457.5		10,791.5	
Retirement benefit obligations		11.5		5.0	
Provisions		-		0.2	
Other liabilities		2.5		4.6	
			10,471.5		10,801.3
Total liabilities			10,503.5		10,888.2
			11,154.3		11,509.7

The preliminary financial information was approved by the Board of Directors on 24 November 2009.

Signed on behalf of the Board of Directors

N S Terrington N Keen

Chief Executive Finance Director

The Paragon Group of Companies PLC

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2009

	Notes	2009 £m	2008 £m
Net cash generated by operating activities	15	738.8	1,019.9
Net cash generated / (utilised) by investing activities	16	1.3	(0.8)
Net cash (utilised) by financing activities	17	(1,086.2)	(1,120.1)
Net (decrease) in cash and cash equivalents		(346.1)	(101.0)
Opening cash and cash equivalents		826.2	927.2
Closing cash and cash equivalents		480.1	826.2
Represented by balances within:			
Cash and cash equivalents		480.4	826.3
Financial liabilities		(0.3)	(0.1)
		480.1	826.2

The Paragon Group of Companies PLC

STATEMENT OF RECOGNISED INCOME AND EXPENDITURE

For the year ended 30 September 2009

	2009 £m	2008 £m
Profit for the year	41.1	37.1
Actuarial (loss) on pension scheme	(7.7)	(10.4)
Cash flow hedge gains taken to equity	1.9	3.3
Tax on items taken directly to equity	1.6	1.9
Total recognised income and expenditure for the year	36.9	31.9

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY
For the year ended 30 September 2009

	Notes	2009 £m	2008 £m
Total recognised income and expenditure for the year		36.9	31.9
Dividends paid	13	(9.2)	(2.9)
Net proceeds of rights issue		-	279.6
Net movement in own shares		(0.4)	0.5
(Deficit) on transactions in own shares		(0.6)	(0.6)

Charge for share based remuneration	1.2	0.6
Tax on share based remuneration	1.4	(0.9)
Net movement in equity in the year	29.3	308.2
Equity at 30 September 2008	621.5	313.3
Equity at 30 September 2009	650.8	621.5

The Paragon Group of Companies PLC

NOTES TO THE FINANCIAL INFORMATION
For the year ended 30 September 2009

1. GENERAL INFORMATION

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2008 or 30 September 2009, but is derived from those statutory accounts, which have been reported on by the Company's auditors. Statutory accounts for the year ended 30 September 2008 have been delivered to the Registrar of Companies and those for the year ended 30 September 2009 will be delivered to the Registrar following the Company's Annual General Meeting. The reports of the auditors in both cases were unqualified, did not draw attention to any matters by way of emphasis and did not contain an adverse statement under sections 498(2) or 498(3) of the Companies Act 2006, or equivalent preceding legislation.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business

conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements. Nothing in this document should be construed as a profit forecast.

A copy of the Annual Report and Accounts for the year ended 30 September 2009 will be posted to shareholders in due course. Copies of this announcement can be obtained from the Group Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

2. ACCOUNTING POLICIES

The annual financial statements of the Group for the year ended 30 September 2009 have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union. Accordingly, the preliminary financial information has been prepared in accordance with the recognition and measurement criteria of IFRS. The particular accounting policies adopted are those described in the Annual Report and Accounts of the Group for the year ended 30 September 2008.

Going concern basis

The business activities of the Group, its current operations and those factors likely to affect its future results and development, together with a description of its financial position and funding position, are described in the preliminary announcement. The principal risks and uncertainties affecting the Group, and the steps taken to mitigate against these risks are described on page 33.

Note 5 to the accounts for the year ended 30 September 2008 includes an analysis of the Group's working capital position and policies, while note 6 includes a detailed description of its funding structures, its use of financial instruments, its financial risk management objectives and policies and its exposure to credit, interest rate and liquidity

risk. Critical accounting estimates affecting the results and financial position disclosed in this annual report are discussed in note 4. The position and policies described in these notes remain materially unchanged to the date of this preliminary financial information.

Substantially all of the Group's remaining loan portfolios are funded through securitisation structures and are thus match-funded to maturity. None of the Group's debt matures before 2017, when the £110 million corporate bond is repayable. As a consequence the directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook.

After making enquiries, the directors have a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the annual accounts.

3. ACQUISITION

On 25 January 2007 the Group acquired a 33% interest in the equity of The Business Mortgage Company Limited and its subsidiary companies ('TBMC'), a mortgage broker, as part of a transaction in which the Company supported the purchase of TBMC by its management, providing facilities of £15.75 million. TBMC was treated as an associate in the previous financial statements of the Group. With the significant downturn in market activity during 2008 the business of TBMC suffered and, in order to secure the future of this strategically important business channel, the Group agreed to suspend interest payments on its loan to TBMC in exchange for the remaining equity. Consequently the Group acquired the remaining 67% interest in the equity of TBMC on 17 December 2008. This transaction has been accounted for by the purchase method of accounting.

The following table sets out the fair value of the major categories of assets and liabilities acquired to arrive at the fair values included in the consolidated financial statements at the date of acquisition, together with the fair values of the consideration given and the Group's pre-existing non-controlling interest in the company.

	2009	2008
	£m	**£m**

Intangible assets	8.2	-
Tangible fixed assets	0.1	-
Deferred tax	0.8	
Other receivables	0.2	-
Cash at bank and in hand	-	-
Loan from Group	(15.4)	-
Other amounts owed to Group	(1.4)	-
Other liabilities	(0.1)	-
Total net identifiable liabilities	(7.6)	-
Goodwill	7.6	-
Total assets at acquisition	-	-
Non controlling interest	-	-
Total assets acquired at fair value	-	-

No cash consideration was payable in respect of the transaction.

The identifiable intangible assets include trademarks, information systems and the benefit of various contractual relationships. The goodwill arising from the acquisition relates to the benefits of combining the company's operations with those of the Group and from intangible assets which do not qualify for separate recognition. None of the goodwill is expected to be deductible for corporation tax purposes.

The gross contractual amount in respect of the other receivables shown above is not significantly different from the carrying value.

No acquisition related costs were incurred in the transaction and there are no contingent consideration arrangements.

At the date of acquisition the carrying value of the Group's 33% interest in TBMC was £nil. No gain or loss has been recognised on remeasuring this asset at fair value on acquisition. The difference between the fair value at

acquisition of the company's loan liability to the Group and its carrying value in the accounts of the Group of £0.3m has been credited to impairment provisions in the financial statements for the period ended 30 September 2009.

Between the date of acquisition and 30 September 2009 the revenue contributed to the Group by the acquisition was £0.2m and its loss for the period before tax was £8.1m.

Had the acquisition occurred on 1 October 2008, the revenue of the enlarged group for the year ended 30 September 2009, including interest receivable and other income, would have been £523.8m and its profit before tax for the period would have been £53.6m.

4. SEGMENTAL INFORMATION

For management purposes the Group is organised into two major operating divisions, First Mortgages and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loans book. These divisions are the basis on which the Group reports primary segmental information. All of the Group's operations are conducted in the United Kingdom.

Financial information about these business segments is shown below.

Year ended 30 September 2009

	First Mortgages £m	**Consumer Finance £m**	**Total £m**
Interest receivable	443.8	64.4	508.2
Interest payable	(347.8)	(25.6)	(373.4)
Net interest income	96.0	38.8	134.8
Share of associate result	-	-	-

Other operating income	11.4	4.6	16.0
Total operating income	107.4	43.4	150.8
Operating expenses	(31.2)	(8.1)	(39.3)
Provisions for losses	(31.5)	(34.7)	(66.2)
	44.7	0.6	45.3
Gains on debt repurchases	15.9	2.5	18.4
Impairment of goodwill	(6.0)	-	(6.0)
Fair value net (losses) / gains	(3.6)	0.2	(3.4)
Operating profit	51.0	3.3	54.3
Tax charge			(13.2)
Profit after tax			41.1

Year ended 30 September 2008

	First Mortgages £m	**Consumer Finance £m**	**Total £m**
Interest receivable	712.7	108.2	820.9
Interest payable	(627.7)	(52.8)	(680.5)
Net interest income	85.0	55.4	140.4
Share of associate	(0.5)	-	(0.5)

result			
Other operating income	17.6	9.4	27.0
Total operating income	102.1	64.8	166.9
Operating expenses	(35.2)	(10.4)	(45.6)
Provisions for losses	(10.9)	(51.3)	(62.2)
	56.0	3.1	59.1
Gains on debt repurchases	-	-	-
Impairment of goodwill	-	-	-
Fair value net gains	(5.2)	(0.2)	(5.4)
Operating profit	50.8	2.9	53.7
Tax charge			(16.6)
Profit after tax			37.1

5. EXCEPTIONAL OPERATING EXPENSES

Exceptional operating expenses are costs of a one-off nature which do not result from the underlying business activities of the Group and are shown separately from its ongoing expenses. These comprise:

	2009 £m	2009 £m	2008 £m	2008 £m
Standby underwriting fee		-		4.1
Exceptional professional costs				

Proposed financing transactions	-		1.6	
Bid approach	-		0.5	
		-		2.1
Redundancy costs		-		1.6
		-		7.8
Of which:				
First Mortgages		-		6.3
Consumer Finance		-		1.5
		-		7.8

The standby underwriting fee was charged in respect of the standby underwriting agreement with UBS entered into on 19 November 2007, whereby the Company had the right to require UBS to underwrite, in full, a rights issue of up to £280.0 million, before 27 February 2008.

Exceptional professional costs relate to services provided in respect of proposed financing transactions in the year ended 30 September 2008 which did not proceed and in respect of an approach from a third party leading to a rejected offer for the shares of the Company in that year.

6. FAIR VALUE NET LOSSES

The fair value net loss represents the accounting volatility on derivative instruments which are matching risk exposure on an economic basis generated by the requirements of IAS 39. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The losses are primarily due to timing differences in income recognition between the derivative instruments and the economically hedged assets and liabilities. Such differences will reverse over time and have no impact on the cash flows of the Group.

7. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

		2009	2008
Profit for the year (£m)		41.1	37.1
Basic weighted average number of ordinary shares ranking for dividend during the year (million)		295.7	207.3
Dilutive effect of the weighted average number of share options and incentive plans in issue during the year (million)		5.2	0.5
Diluted weighted average number of ordinary shares ranking for dividend during the year (million)		300.9	207.8
Earnings per ordinary share	- basic	13.9p	17.9p
	- diluted	13.7p	17.9p

8. FINANCIAL ASSETS

	2009 £m	2008 £m
Loans to customers	9,314.3	10,053.2
Fair value adjustments from portfolio hedging	39.0	(12.0)
Loans to associate	-	15.5

Derivative financial assets (note 9)	1,287.5	590.9
	10,640.8	10,647.6

9. DERIVATIVE FINANCIAL ASSETS AND LIABILITES

	2009 £m	2008 £m
Derivative financial assets (note 8)	1,287.5	590.9
Derivative financial liabilities (note 14)	(56.6)	(25.7)
	1,230.9	565.2
Of which:		
Foreign exchange basis swaps	1,273.5	551.9
Other derivatives	(42.6)	13.3
	1,230.9	565.2

The Group's securitisation borrowings are denominated in sterling, euros and US dollars. All currency borrowings are swapped at inception so that they have the effect of sterling borrowings. These swaps provide an effective hedge against exchange rate movements, but the requirement to carry them at fair value leads, when exchange rates have moved significantly since the issue of the notes, to large balances for the swaps being carried in the balance sheet. This is currently the case with both euro and US dollar swaps, although the debit balance is compensated for by retranslating the borrowings at the current exchange rate.

10. CASH AND CASH EQUIVALENTS

Only 'Free Cash' is unrestrictedly available for the Group's general purposes. Cash received in respect of loan assets is not immediately available, due to the terms of the warehouse facilities and the securitisations. 'Cash and Cash Equivalents' also includes balances held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

The total 'Cash and Cash Equivalents' balance may be analysed as shown below:

	2009 £m	2008 £m
Free cash	84.0	73.2
Securitisation cash	394.7	750.6
ESOP cash	1.7	2.5
	480.4	826.3

Cash and Cash Equivalents includes current bank balances and fixed rate sterling term deposits with London banks.

11. CALLED-UP SHARE CAPITAL

	2009 £m	2008 £m
Authorised:		
310,000,000 (2008: 310,000,000) ordinary shares of £1 each	310.0	310.0
Allotted and paid-up:		
299,159,605 (2008: 299,159,605) ordinary shares of £1 each	299.1	299.1

On 29 January 2008 the Company's ordinary shares of 10 pence each were consolidated into new ordinary shares of £1 each on a one for ten basis.

On 21 February 2008 the Company completed a rights issue in which new ordinary shares of £1 each were offered to the holders of the existing ordinary shares of 10 pence each on a five for two basis. This rights issue was fully subscribed, raising £287.0m. Costs of £7.4m have been set against the share premium account. As a result of the rights issue the Group's employee share ownership trusts received a cash inflow of £0.1m. The net cash inflow to the Group as a result of the rights issue was therefore £279.7m (note 17).

Movements in the issued share capital in the year were:

	2009 Number	2008 Number
Ordinary shares of £1 each		
At 1 October 2008	299,159,605	-
Share consolidation	-	12,149,325
Rights issue	-	287,010,280
At 30 September 2009	299,159,605	299,159,605
Ordinary shares of 10p each		
At 1 October 2008	-	121,493,242
Shares issued in respect of share consolidation	-	8
Share consolidation	-	(121,493,250)
At 30 September 2009	-	-

12. RESERVES

	2009 £m	2008 £m
Share premium account	64.1	64.1

Merger reserve	(70.2)	(70.2)
Cash flow hedging reserve	1.2	(0.1)
Profit and loss account	413.3	384.9
	408.4	378.7

13. EQUITY DIVIDEND

Amounts recognised as distributions to equity shareholders in the period:

	2009 Per share	2008 Per share	2009 £m	2008 £m
Equity dividends on ordinary shares				
Final dividend for the year ended 30 September 2008	2.0p	-	5.9	-
Interim dividend for the year ended 30 September 2009	1.1p	1.0p	3.3	2.9
	2.1p	1.0p	9.2	2.9

Amounts paid and proposed in respect of the year:

	2009 Per share	2008 Per share	2009 £m	2008 £m
Interim dividend for the year ended 30 September 2009	1.1p	1.0p	3.3	2.9
Proposed final dividend for the year ended 30 September 2009	2.2p	2.0p	6.5	5.9
	3.3p	3.0p	9.8	8.8

The proposed final dividend for the year ended 30 September 2009 will be paid on 15 February 2010, subject to

approval at the Annual General Meeting, with a record date of 15 January 2010. The dividend will be recognised in the accounts when it is paid.

14. FINANCIAL LIABILITIES

	2009 £m	2008 £m
Current liabilities		
Finance lease liability	0.8	0.8
Bank loans and overdrafts	0.3	0.1
	1.1	0.9
Non-current liabilities		
Asset backed loan notes	8,819.2	9,028.7
Corporate bond	116.8	117.9
Finance lease liability	11.8	12.6
Bank loans and overdrafts	1,453.1	1,606.6
Derivative financial instruments	56.6	25.7
	10,457.5	10,791.5

15. NET CASH FLOW FROM OPERATING ACTIVITIES

	2009 £m	2008 £m
Profit before tax	54.3	53.7

Non-cash items included in profit and other adjustments:

Depreciation of property, plant and equipment	3.2	4.0
Amortisation of intangible assets	0.7	0.3
Impairment of goodwill	6.0	-
Share of result of associated undertakings	-	0.5
Profit on repurchase of debt	(18.4)	-
Foreign exchange movement on borrowings	719.1	915.5
Other non-cash movements on borrowings	12.3	11.0
Impairment losses on loans to customers	66.2	62.2
Charge for share based remuneration	1.2	0.6
Loss on disposal of property plant and equipment	0.5	0.1
Financing cash flows included in operating profit	-	6.2
Net (increase) / decrease in operating assets:		
Loans to customers	673.0	919.6
Loans to associates	0.1	(0.1)
Derivative financial instruments	(696.6)	(498.9)
Fair value of portfolio hedges	(51.0)	(10.8)
Other receivables	(0.1)	4.3
Net (decrease) / increase in operating liabilities:		
Derivative financial instruments	30.9	(400.4)
Other liabilities	(52.7)	(41.3)
Cash generated by operations	748.7	1,026.5
Income taxes paid	(9.9)	(6.6)
	738.8	1,019.9

16. NET CASH FLOW FROM INVESTING ACTIVITIES

	2009 £m	2008 £m
Proceeds on disposal of property, plant and equipment	1.6	1.3
Purchases of property, plant and equipment	(0.2)	(2.0)
Purchases of intangible assets	(0.1)	(0.1)
Net cash generated / (utilised) by investing activities	1.3	(0.8)

17. NET CASH FLOW FROM FINANCING ACTIVITIES

	2009 £m	2008 £m
Net proceeds of rights issue	-	279.7
Dividends paid	(9.2)	(2.9)
Repayment of asset backed floating rate notes	(902.4)	(1,784.6)
Repurchase of debt	(19.3)	-
Capital element of finance lease payments	(0.8)	(0.5)
Movement on bank facilities	(153.5)	394.6
Standby underwriting fee	-	(4.1)
Exceptional professional costs		

(note 5)	-	(2.1)
Purchase of shares	(1.0)	(0.2)
Net cash (utilised) / generated by financing activities	(1,086.2)	(1,120.1)

18. PURCHASE OF SUBSIDIARY UNDERTAKINGS

The fair values of the assets acquired and the liabilities assumed as a result of the acquisition described in note 3 were as follows:

	2009 £m	2008 £m
Intangible assets	8.2	-
Tangible fixed assets	0.1	-
Deferred tax assets	0.8	
Other receivables	0.2	-
Other liabilities	(0.1)	-
	9.2	-
Liabilities owed to Group	(16.8)	-
	(7.6)	-
Goodwill	7.6	-
	-	-
Total cash consideration	-	-
Less: cash acquired	-	-
Cash flow on acquisition less		

cash acquired	-	-

19. COST:INCOME RATIO

Underlying cost:income ratio is derived as follows:

	2009 £m	2008 £m
Operating expenses	39.3	45.6
Less : Exceptional operating expenses (note 5)	-	(7.8)
Cost	39.3	37.8
Total operating income	150.8	166.9
Cost / Income	26.1%	22.6%

20. UNDERLYING PROFIT

Underlying profit is determined by excluding from the operating result certain costs of a one-off nature, described in note 5, which do not reflect the underlying business performance of the Group, gains on the repurchase of debt which result from the illiquidity of the credit markets rather than the fair value of the security and fair value accounting adjustments arising from the Group's hedging arrangements.

	2009 £m	2008 £m
First Mortgages		
Profit before tax for the period (note 4)	51.0	50.8

Less: Exceptional operating expenses	-	6.3
Gain on debt repurchase	(15.9)	-
Impairment of goodwill	6.0	-
Fair value losses / (gains)	3.6	5.2
	44.7	62.3
Consumer Finance		
Profit before tax for the period (note 4)	3.3	2.9
Less: Exceptional operating expenses	-	1.5
Gain on debt repurchase	(2.5)	-
Impairment of goodwill	-	-
Fair value losses / (gains)	(0.2)	0.2
	0.6	4.6
Total		
Profit before tax for the period (note 4)	54.3	53.7
Less: Exceptional operating expenses	-	7.8
Gain on debt repurchase	(18.4)	-
Impairment of goodwill	6.0	-
Fair value losses / (gains)	3.4	5.4
	45.3	66.9

21. NET ASSET VALUE PER SHARE

Net asset value per share is derived as follows:

	2009	2008
Total equity (£m)	650.8	621.5

Outstanding issued shares (note 11) (m)	299.2	299.2
Treasury shares (m)	(0.7)	(0.7)
Shares held by ESOP schemes (m)	(3.4)	(1.4)
	295.1	297.1
Net asset value per £1 ordinary share	221p	209p

22. RELATED PARTY TRANSACTIONS

In the year ended 30 September 2009, the Group has continued the related party relationships described in note 61 on page 126 of the annual report and accounts of the Group for the financial year ended 30 September 2008, except that, as described in note 3, the Group's associated undertaking became a subsidiary on 17 December 2008 and transactions between this company and the rest of the Group after that date are eliminated on consolidation. Related party transactions in the period comprise the compensation of the Group's key management personnel and the charging of loan interest, payment of commissions and provision of management services to the associated undertaking before it became a subsidiary. Except as noted above there have been no changes in these relationships which could have a material effect on the financial position or performance of the Group in the period.

Save for the transactions referred to above, there have been no related party transactions in the year ended 30 September 2009.

The Paragon Group of Companies PLC

STATEMENT OF DIRECTORS' RESPONSIBILITIES
In relation to the financial statements for the year ended 30 September 2009

The responsibility statement below has been prepared in connection with the full annual accounts of the Company for the year ended 30 September 2009. Certain parts of these accounts are not presented within this announcement.

The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare accounts for the Group in accordance with International Financial Reporting Standards ('IFRS') and have also elected to prepare company financial statements in accordance with IFRS. In respect of the financial statements for the year ended 30 September 2009 company law requires the directors to prepare such financial statements in accordance with International Financial Reporting Standards, the Companies Act 2006 and Article 4 of the IAS Regulation.

International Accounting Standard 1 - 'Presentation of Financial Statements' requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the applicable requirements of the Companies Act 2006.

The directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The directors confirm that, to the best of their knowledge;

- the financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and of the Group taken as a whole; and
- the business review, which is incorporated into the Directors' Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties it faces.

Approved by the Board of Directors and signed on behalf of the Board.

JOHN G GEMMELL
Company Secretary
24 November 2009

The Paragon Group of Companies PLC

PRINCIPAL RISKS AND UNCERTAINTIES

There are a number of potential risks and uncertainties which could have a material impact on the Group's performance and could cause actual results to differ materially from expected and historical results. The Group's system of risk management, which includes risk review and an active internal audit function, is monitored by the Audit and Compliance Committee.

The principal risks to which the Group is exposed include the following:

Economic environment

Further deterioration in the general economy may adversely affect all aspects of the Group's business. Adverse economic conditions might increase the number of borrowers that default on their loans, which may increase the Group's costs and could result in losses on some of the Group's assets.

The general economic factors affecting the Group in the period going forward, together with the steps taken by the Group's management to address these issues are described in more detail in the preliminary announcement.

Changes in interest rates may adversely affect the Group's net income and profitability. The steps taken by the Group to mitigate against the long term effects of interest rate movements, through the structuring of its products and the use of hedging procedures are described in note 6 to the accounts for the year ended 30 September 2008.

Credit risk

As a primary lender the Group faces credit risk as an inherent component of its lending activities. Adverse changes in the credit quality of the Group's borrowers, a general deterioration in UK economic conditions or adverse changes arising from systematic risks in financial systems could reduce the recoverability and value of the Group's assets.

Operational risk

The activities of the Group subject it to operational risks relating to its ability to implement and maintain effective systems to process the high volume of transactions with customers. A significant breakdown of the IT systems of the Group might adversely impact the ability of the Group to operate its business effectively.

To address these risks, the Group's internal audit function carries out targeted reviews of critical systems to ensure that they remain adequate for their purpose. The Group has a Business Continuity plan, which is kept under regular review and is designed to ensure that any breakdown in systems would not cause significant disruption to the business.

Competitor risk

The Group faces strong competition in all of the core markets in which it operates. There is a danger that its profitability and /or market share may be impaired.

To mitigate this risk the Group maintains relationships with its customers, business introducers and other significant participants in the markets in which it is active, as well as being active in industry wide organisations and initiatives. This enables market trends to be identified and addressed within the relevant business strategy.

Governmental, legislative and regulatory risk

The market sectors to which the Group supplies products, and the capital markets from which it has historically obtained much of its funding have been subject to intervention by Government and other regulatory bodies. To the extent that such actions disadvantage the Group, when compared to other market participants, they present a risk to the Group.

In order to mitigate this risk the Group has been active in explaining its position to the authorities in order that it is not inadvertently disadvantaged.

Management

The success of the Group is dependent on recruiting and retaining skilled senior management and personnel.

Working capital

The Group's capital position and its policies in respect of capital management are described in the accounts.

Financial risk

The Group's exposure to other financial risks, including liquidity risk and foreign currency risk, and the procedures in place to mitigate those risks are described in detail in the accounts.

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